SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             Wild Oats Markets, Inc.
             (Exact name of registrant as specified in its charter)



Delaware                                                        84-1100630
(State of incorporation                                        (IRS Employer
 or organization)                                               Identification
                                                                No.)




                                  1645 Broadway
                             Boulder, Colorado           80302
              (Address of principal executive offices) (Zip Code)

If this Form relates to the registration of a class of debt securities and is to become effective pursuant to General Instruction A.(c)(1), please check the following box.

If this Form relates to the registration of a class of debt securities and is to become effective simultaneous with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box.

               Securities to be registered pursuant to Section 12(b) of the Act:

               Title of each class                Name of each exchange on which
               to be so registered:              each class is to be registered:
                       None                                          None


               Securities to be registered pursuant to Section 12(g) of the Act:

               Rights to Purchase Series A Junior Participating Preferred Stock



                                       (Title of Class)
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Item 1.          Description of Registrant's Securities to be Registered.


             Rights. On May 5, 1998, the Board of Directors of Wild Oats Markets, Inc. (the "Company"), declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on May 22, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Stock"), at a Purchase Price of $145.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minneapolis, N.A., as Rights Agent.

             Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. In general, the Rights will separate from the Common Stock and a ADistribution Date@ will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, subject to certain exceptions (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or
(ii) 10 business days following the commencement of a tender offer or exchange offer that would result in such a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

             The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 5, 2008, unless earlier redeemed by the Company as described below.

             As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights only upon exercise or conversion of securities issued prior thereto unless the Board of Directors determines otherwise.

             If, at any time after the Distribution Date, any person becomes an Acquiring Person each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by the Company as set forth below.

             For example, at an exercise price of $145 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the immediately preceding paragraph would entitle its holder to purchase $290 worth of Common Stock (or other consideration, as noted above) for $145. Assuming that the Common Stock had a per share value of $72.50 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $145.

             If at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction in which the Common Stock is changed or exchanged or in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except those Rights owned by an Acquiring Person and voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

             The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

             At any time after any person or group becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

             With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

             At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights or at such other time as may be specified by the Board when it orders redemption, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.


             The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the Stock Acquisition Date, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

             Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

             Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the basic economic terms of the Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

             Preferred Stock. The Preferred Stock will have a liquidation preference of $1.00 per hundredth of a share. Dividends on the Preferred Stock will be payable quarterly in an amount for each one-hundredth of a share of Preferred Stock equal to the greater of $.01 or the amount per share of any dividend paid on the Company's Common Stock for such quarter. Unpaid dividends will cumulate. The Preferred Stock will not be redeemable. Each one-hundredth share of Preferred Stock will have the same voting rights as one share of Common Stock.

              Pursuant to the Rights Agreement, the purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends), assets or subscription rights or warrants (other than those referred to above).

              The Preferred Stock may be issued in fractions that are integral multiples of one one-hundredth of a share. No fractional Units will be issued upon any exercise of Rights, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the then-current market price of such shares.

              Rights Agreement. The terms of the Rights are set forth in the Rights Agreement. The form of Rights Agreement, which includes, as Exhibit A, the form of Certificate of Designations of the Preferred Stock and, as Exhibit B, the form of Rights Certificate, is included as Exhibit 1 to this Registration Statement on Form 8-A and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.     Exhibits.

Exhibit 1. Rights Agreement dated as of May 22, 1998, between Wild Oats Markets, Inc. and Norwest Bank Minneapolis, N.A., as Rights Agent.

                                         SIGNATURES

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          WILD OATS MARKETS, INC.



                                          By:    /s/

                                          Mary Beth Lewis
                                          Vice President of Finance,
                                          Treasurer and Chief Financial
                                          Officer



Date:  May 21, 1998